INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

April 22, 2025

Ms. Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) (the “Registrant”) on behalf of the Tradr 2X Long ACHR Daily ETF, Tradr 2X Long APP Daily ETF, Tradr 2X Long ALAB Daily ETF, Tradr 2X Long MDB Daily ETF, Tradr 2X Long QBTS Daily ETF, Tradr 2X Long QUBT Daily ETF, Tradr 2X Long RGTI Daily ETF, Tradr 2X Long TEM Daily ETF, Tradr 2X Long UPST Daily ETF and Tradr 2X Long ZS Daily ETF

Dear Ms. O’Neal:

This letter provides a revised response to a comment you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025, regarding Post-Effective Amendment No. 439 to the Registrant’s registration statement filed on Form N-1A on February 7, 2025 (the “Registration Statement”), with respect to the Tradr 2X Long ACHR Daily ETF, Tradr 2X Long APP Daily ETF, Tradr 2X Long ALAB Daily ETF, Tradr 2X Long MDB Daily ETF, Tradr 2X Long QBTS Daily ETF, Tradr 2X Long QUBT Daily ETF, Tradr 2X Long RGTI Daily ETF, Tradr 2X Long TEM Daily ETF, Tradr 2X Long UPST Daily ETF and Tradr 2X Long ZS Daily ETF, each a series of the Registrant (the “Funds”).

The response to the comment is included below and will be reflected in a Post-Effective Amendment to the Funds’ Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

Fees and Expenses Tables and Expense Examples

1.	Comment: Please provide the completed Fees and Expenses Tables and Expense Examples for the Funds at least five days prior to the Registration Statement becoming effective.

Response: The completed Fees and Expenses Table and Expense Example for each Fund and the revised footnote, which will be included in the Amendment, are disclosed in Appendix A.

* * * * *

The Registrant believes that it has fully responded to the comment. If, however, you have any further questions, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	1.30%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	1.30%

(1)	The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

Although your actual costs may be higher or lower, your costs, based on these assumptions would be:

One Year	Three Years
$132	$412

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